Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED
2009 MAY 18 A 2:01

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	17 April 2009	No of sheets:	2

SUPPL

Current report 12/2009

The Management Board of KGHM Polska Miedź S.A. hereby announces that in accordance with the 2009 Budget and the Company Strategy for the years 2009-2018 as approved by the Supervisory Board, it will propose to the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. that the profit for financial year 2008 in the amount of PLN 2 920 378 381.04 remain at the disposal of the Company.

The profit earned will increase the reserve capital of the Company, and will be used for the realisation of investment projects and work which is vital to maintain the production line over a period of five years – mine preparatory work and basic repair, maintenance and servicing.

The above recommendation is based on the following assumptions:

- In accordance with the investment program approved in the 2009 Budget and the Company Strategy for the years 2009-2018, it is assumed that expenditures will be on the order of PLN 2.2 billion in 2009 and PLN 19.8 billion over ten years.
- Despite the improvement in macroeconomic factors in the first quarter of 2009 as compared to those assumed in the 2009 Budget, there continues to be significant aversion to risk in the financial markets and high volatility in copper prices and exchange rates. Due to this situation, the financial results of the Company are characterised by high volatility and uncertainty.
- For the years 2005-2007, during bull market conditions on the metals markets, KGHM Polska Miedź S.A. paid out a total of PLN 7.2 billion (PLN 35.97 per share) in dividends, which represents respectively 87%, 100% and 47% of earned profit.

Taking these factors into consideration, the Management Board proposes that the financial surplus earned remain in the Company to guarantee the realisation of investments over the next several years and to stabilise the financial position of the Company given macroeconomic parameters of high volatility, with a safe financing structure.

The above proposal of the Management Board must be evaluated by the Supervisory Board of the Company before it is submitted to the Ordinary General Shareholders' Meeting.

[redacted]

09046154

dlw 5/18

Exemption number: 82 4639

The final decision respecting appropriation of the profit of KGHM Polska Miedź S.A. for financial year 2008 will be made by the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.

Legal basis: § 38 sec. 1 point 7 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: www.kghm.pl

210

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	20 April 2009	*No of sheets:*	*1*

Current report 13/2009

KGHM Polska Miedź S.A., in a current report dated 23 February 2009, published projected results for 2009 consistent with the Budget assumptions as approved by the Supervisory Board. Revenues from sales in the amount of PLN 7 048 million and net profit of PLN 488 million were projected based on a copper price of 3 200 USD/t and an exchange rate of 2.90 USD/PLN (copper price in Polish zloty: 9 280 PLN/t).

The actual macroeconomic factors in the first quarter of 2009 were better than those assumed in the Budget – the average copper price amounted to 3 435 USD/t with an exchange rate of 3.45 USD/PLN (copper price in Polish zloty: 11 877 PLN/t).

Despite the improvement in macroeconomic factors as compared to those assumed in the Budget for 2009, there continues to be high volatility in copper prices and in the USD/PLN exchange rate in the financial markets, which means that the financial results of the Company are characterised by high uncertainty.

Based on the sensitivity of the net profit of the Company ("a change in the copper price by 100 USD/t would cause a change in net profit by PLN 84 million, a change in the exchange rate by PLN 0.05 would cause a change in net profit by PLN 70 million"), as presented in the Annual report of the Company for 2008 (Report of the Management Board on the Company's activities in 2008, page 34), and on the assumption that the macroeconomic factors in the first quarter of 2009 continue throughout 2009, it is estimated that the financial results will be more favourable than those assumed in the Company Budget for 2009.

Currently, the Company is re-evaluting the accepted Budget assumptions. Should these favourable macroeconomic factors continue, the Company will publish an updated report of the projected results.

Legal basis: art. 56 sec. 1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 No. 184, item 1539 with subsequent amendments)

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: www.kghm.pl